                                                                     EXHIBIT 2.1

                         UNITED STATES BANKRUPTCY COURT

                          WESTERN DISTRICT OF TENNESSEE

                                WESTERN DIVISION

IN RE :                       ]     CASE NO. 01-24607-DSK
                              ]
RESPONSE ONCOLOGY, INC.,      ]     CHAPTER 11
RESPONSE ONCOLOGY MANAGEMENT  ]
OF SOUTH FLORIDA, INC.,       ]
RESPONSE ONCOLOGY OF FORT     ]
LAUDERDALE, INC., AND         ]
RESPONSE ONCOLOGY OF TAMARAC, ]
INC.,                         ]
                              ]
         DEBTORS.             ]
                              ]     (JOINTLY ADMINISTERED)

                            SECOND AMENDED JOINT PLAN

         The Debtors (as defined herein), jointly with AmSouth Bank ("AmSouth"), as lender and as agent on behalf of the Senior Secured Lenders, including itself, Bank of America, N.A. and Union Planters Bank, N.A., (collectively the "Lenders") hereby propose and file this First Amended Joint Plan (the "Plan") pursuant to the provisions of Title 11, United States Code, Chapter 11, as follows:

                                    ARTICLE I
                                   DEFINITIONS

         For the purposes of this Plan, all capitalized terms shall have the meanings ascribed to them in this Article I, except as expressly provided or unless the context otherwise requires. Any term used in this Plan that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term therein.

         Administrative Claims Bar Date shall mean the thirtieth (30) day after entry of the Confirmation Order.

         Administrative Expense Claim shall mean a Claim for payment of an administrative expense pursuant to 11 U.S.C. ss. 503(b).

         Administrative Expenses Fund shall mean that certain account established by the Lenders for the payment in full of all Allowed Administrative Expense Claims and all Allowed Priority Claims. The Administrative Expenses Fund will be funded with proceeds from the Assets. The Administrative Expenses Fund shall be owned by the Lenders and established at AmSouth Bank, and monies from such Administrative Expenses Fund shall be distributed to Allowed Administrative Claims and Allowed Priority Claims. The Lenders shall retain all additional monies that exist in the Administrative Expenses Fund after distribution to all Allowed Administrative Claims and Allowed Priority Claims (whether such Claims are Allowed on the Effective Date or subsequent thereto).

         Allowed Claim shall mean a Claim or any portion thereof (a) that has been allowed by Final Order, or (b) as to which, on or by the Effective Date,
(i) no proof of claim has been filed with the Bankruptcy Court and (ii) the liquidated and noncontingent amount of which is listed by any of the Debtors on its schedules and remaining unpaid, other than a Claim that is scheduled at zero, in an unknown amount, or as disputed, (c) for which a proof of claim in a liquidated amount has been timely filed with the Bankruptcy Court pursuant to the Bankruptcy Code, any Final Order of the Bankruptcy Court or other applicable bankruptcy law, and as to which either (i) no objection to its allowance has been filed within the periods of limitation fixed by the Plan or by any order of the Bankruptcy Court or (ii) any objection to its allowance has been settled or withdrawn, or has been denied by a Final Order, or (d) that is expressly allowed in a liquidated amount in this Plan.

         Allowed means, when used in reference to a Claim or ROI Interest within a particular Class, an Allowed Claim or Allowed ROI Interest of the type described in such class.

         Amended Charter and Bylaws shall mean the Amended Charter and By-Laws attached hereto as Exhibit A.

         AmSouth shall mean AmSouth Bank, one of the Lenders and Agent for the Lenders.

         Assets shall mean all tangible and intangible property, and the proceeds thereof or anything else of value, including but not limited to cash on hand or in accounts, owned by the Debtors or the Estates, or in which the Debtors or the Estates have rights, and including without limitation Litigation Matters.

         Avoidance Claims shall mean those claims, and the recoveries from those claims, arising under Chapter 5 of the Bankruptcy Code, including but not limited to amounts recovered from certain physician practice management groups in settlement of claims the Debtors had pursuant to Chapter 5 of the Bankruptcy Code. Avoidance Claims, as used in this Plan, shall not include Claims the Debtors may have for obligations incurred with the Debtors which have not been fully performed by such obligor on the Confirmation Date

(including partially performed settlements), whether such Claims are recoverable under Chapter 5 of the Bankruptcy Code or otherwise.

         Bankruptcy Cases shall mean In re Response Oncology, Inc., Case No. 01-24607-K, In re: Response Oncology Management of South Florida, Inc., Case No. 01-24608-K, Response Oncology of Fort Lauderdale, Inc., Case No. 01-24609-K, and Response Oncology of Tamarac, Inc., Case No. 01-246010-K, administratively consolidated, pending in the United States Bankruptcy Court for the Western District of Tennessee.

         Bankruptcy Code shall mean Title 11 U.S.C. ss. 101, et seq.

         Bankruptcy Court shall mean the United States Bankruptcy Court for the Western District of Tennessee and any court having jurisdiction to hear appeals therefrom, or such other court as may have jurisdiction over the Chapter 11 case.

         Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure, as amended, and the Local Rules of the Bankruptcy Court for the Western District of Tennessee, as amended, as applicable to these Bankruptcy Cases.

         Budget shall mean that certain document attached hereto as Exhibit B that shows the amounts to be paid to particular classifications or groups of Holders of Allowed Claims.

         Cases shall mean the Debtors' cases under Chapter 11 of the Bankruptcy Code.

         Cash Collateral shall have the meaning ascribed to it in the Cash Collateral Order.

         Cash Collateral Order shall mean that certain Final Order Authorizing Debtors to Use Cash Collateral entered by the Bankruptcy Court in the Debtors' cases on October 26, 2001, as it has or will be amended, extended and/or modified through the Effective Date.

         Claim shall have the meaning ascribed to it in 11 U.S.C. ss. 101(5).

         Claimant shall mean the Holder of a Claim.

         Class shall mean a category of Holders of Claims or ROI Interests, as described in Article II of the Plan.

         Collateral shall mean any property or interest in property of a Debtor's Estate that serves as security for the repayment of a debt or the performance of an obligation owed by a Debtor to the Holder of an Allowed Secured Claim.

         Confirmation or Confirmation Date shall mean the date upon which the Bankruptcy Court enters an order confirming this Plan.

         Confirmation Order shall mean that certain Order entered by the Court confirming this Plan.

         Creditor shall mean any person or entity holding a Claim against any of the Debtors.

         Creditors Trust shall mean the trust established pursuant to this Plan into which $250,000 for disbursement to Holders of certain Allowed Claims, as identified in this Plan, are deposited. The Creditors Trust shall be administered by the Creditors Trustee.

         Creditors Trustee shall mean the law firm of Harris, Shelton, Dunlap, Cobb & Ryder, PLLC ("Harris Shelton"), 2700 One Commerce Square, Memphis

TN 38103, or such other firms as agreed to by the Lenders on the one hand and the Debtors or the Winddown Person on the other hand. Nothing herein, however, shall preclude Harris Shelton from acting as counsel to the Debtors.

         Debtors shall mean Response Oncology, Inc. and three of its direct subsidiaries: Response Oncology Management of South Florida, Inc., Response Oncology of Fort Lauderdale, Inc., and Response Oncology of Tamarac, Inc. For purposes of this Plan, the Assets and Liabilities of each Debtor shall be consolidated, and such Assets made available to Creditors of all Debtors on an equal basis without regard to Debtor entity, subject however to the priorities of each Creditor as set out in this Plan.

         Disallowed shall mean a Claim to the extent it is not Allowed.

         Debtors' Agents shall mean the Debtors' officers, directors, employees, representatives, attorneys, accountants, agents, and other Debtors' Professionals, serving at any time during these Cases.

         Debtors' Boards of Directors shall mean the Boards of Directors of the Debtors as they exist on the Confirmation Date.

         Debtors' Professionals shall mean all professionals retained by the Debtors to provide services during the Bankruptcy Cases, and whose retention was approved by the Court, pursuant to 11 U.S.C. ss.ss. 327-331, whether or not such professionals remain employed by the Debtors as of the Effective Date.

         Disclosure Statement shall mean that certain disclosure statement approved by the Bankruptcy Court pursuant to 11 U.S.C. ss. 1125 in connection with this Plan.

         Disputed Claim shall mean a Claim against a Debtor as to which an objection has been filed on or before the deadline for objecting to a Claim and which objection has not been withdrawn or otherwise resolved by Final Order.

         Disputed Claims Reserve shall mean a segregated account to be held in trust for the benefit of Holders of Disputed Claims in accordance with the provisions of the Plan.

         Duplicate Claim shall mean a Claim arising out of the same alleged bases of liability or alleged obligation asserted against the same Debtor or against more than one Debtor whether on the basis of joint and several liability otherwise.

         Effective Date shall mean the eleventh day after Confirmation of this Plan unless an appeal of the Confirmation Order shall have occurred, in which event, the Effective Date shall be, at the election of the Parties, the eleventh day after Confirmation of the Plan, or the date upon which any such judicial decree sustaining the Confirmation Order is final and non-appealable.

         Employee Retention Plan and Executive Contracts shall mean the Employee Retention Plan approved by the Court on July 23, 2001, as amended on January 25, 2002, and the employment contracts of Anthony LaMacchia and Peter A. Stark, approved by the Court by Final Order entered on July 31, 2001.

         ERP Funds shall mean those amounts of cash carved out from the Lenders' Cash Collateral which amounts were deposited into escrow for employees pursuant to the Cash Collateral Order and the Employee Retention

Plan and Executive Contracts. Any ERP Funds not exhausted in paying Allowed Post-Petition Employee Claims shall be paid to the Lenders.

         Estate(s) shall mean, individually, the estate of each Debtor in the Bankruptcy Cases, and collectively, the estates of all Debtors in the Bankruptcy Cases, created pursuant to 11 U.S.C. ss. 541.

         Executory Contract shall mean any contract or unexpired lease to which the Debtors are a party and which is executory within the meaning of section 365 of the Bankruptcy Code.

         Expense Payment shall mean the sum of $25,000 to be paid to the Creditors Trustee on the Effective Date for the performance of its duties under this Plan.

         File, Filed or Filing shall mean file, filed or filing with the Bankruptcy Court in the Cases.

         Final Order shall mean an order or judgment (or any revision, modification, or amendment thereof) of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket in the Bankruptcy Cases, the operation or effect of which has not been stayed, reversed, or amended and as to which the time to appeal or seek review or rehearing has expired without such appeal or petition for review or rehearing being filed or, if filed, remains pending.

         Funds shall mean the Administrative Expenses Fund, the Expense Payment, the Unsecured Distribution, and the Winddown Fund.

         Holder shall mean a Person who holds a Claim or Interest.

         Impaired shall have the meaning associated to it in Section 1124 of the Bankruptcy Code.

         Lenders shall mean AmSouth Bank, Bank of America, N.A. and Union Planters Bank, N.A., and their individual successors and assigns, as Lenders, and AmSouth Bank, and its individual successors and assigns, as Agent, pursuant to the Loan Agreements.

         Lenders' Agents shall mean the Lenders' officers, directors, employees, representatives, attorneys, accountants, agents, and other Lenders' Professionals, serving at any time during the Cases.

         Lenders' Professionals shall mean the firms of Casas Benjamin & White, LLC and Waller Lansden Dortch & Davis, PLLC, and the individuals of such firms participating on behalf of Lenders in these Cases.

         Lien shall mean a charge against or interest in property to secure payment of a debt or performance of an obligation.

         Litigation Matters shall mean those lawsuits or claims, identified on Exhibit C, belonging to the Debtors or the Debtors' Estates. The Litigation Matters shall be retained and preserved, and shall vest in the Debtors following Confirmation.

         Loan Agreements shall mean those certain promissory notes, credit agreement, loan agreements, guaranties, security agreements, financing statements, mortgages and other documents or agreements among the Lenders and the Debtors, as more specifically identified on the proof of claim filed by the Lenders in this case.

         Parties shall mean the Debtors and the Lenders, the proponents of this Plan.

         Petition Date shall mean March 29, 2001.

         Post-Petition shall mean the period beginning on the Petition Date at the time these Bankruptcy Cases were commenced, and continuing through the Effective Date.

         Post-Petition Employee Claims shall mean a claim of an officer, director or employee of any of the Debtors pursuant to 11 U.S.C. ss. 503(b), including but not limited to severance and stay amounts arising under the Employee Retention Plan and Executive Contract.

         Priority Claims shall mean those claims identified in 11 U.S.C. ss.
507.

         Pro Rata Share shall mean a percentage determined by the numerator being the amount of the Allowed Claim of such creditor and the denominator being the total amount of Allowed Claims against all the Debtors.

         Released Parties shall mean those persons or entities identified in
Article X of this Plan.

         ROI shall mean Response Oncology, Inc.

         ROI Interests shall mean, collectively, all shares of stock in any of the Debtors, together with any other options, warrants, conversion rights, rights of first refusal or other rights, contractual or otherwise, to acquire or receive any stock or other ownership interests in Debtors, and any contracts subscriptions, commitments or agreements pursuant to which the non-debtor party was or could have been entitled to receive shares, securities, or other ownership interests in Debtors.

         RO-Fort Lauderdale shall mean Response Oncology of Fort Lauderdale,
Inc.

         RO-S. Florida shall mean Response Oncology Management of South Florida, Inc.

         RO-Tamarac shall mean Response Oncology of Tamarac, Inc.

         Secured Claim shall mean any Claim that is secured by a lien on property in which an Estate has an interest or that is subject to setoff under
Section 553 of the Bankruptcy Code, to the extent of the value of the Holder of such Claim's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to 506(a) or Section 1111(b) of the Bankruptcy Code.

         Subordinated Claimants shall mean those persons or entities identified on Exhibit D hereto, each of whom has contractually subordinated its Claim to the Lenders. To the extent that such Claims have not previously been released pursuant to Final Order of the Bankruptcy Court, or paid in full prior to the Bankruptcy, such Claims shall constitute Allowed Claims.

         Termination Date shall mean the later of September 30, 2002 or the date upon which the Winddown Person and Lenders determine that no further operations of the Debtors are needed or necessary, and is the date upon which all operations of the Debtors shall cease.

         Unimpaired shall mean with respect to any Claimant such Claim is not Impaired.

         Unsecured Distribution shall mean the sum of $250,000.00.

         Winddown Fund shall mean the amounts shown on the Budget necessary to continue winding down the Debtors' businesses during the Winddown Period for the budgeted period, or as mutually agreed between Lenders and the Winddown Person.

         Winddown Period shall mean the period between the Effective Date and the Termination Date.

         Winddown Person shall mean such person appointed by the Debtors and the Lenders, to act as the sole Director, and Chief Executive Officer and President, of the Debtors to supervise the liquidation of the Assets and the winding down of the Debtors' operations and business existence during the Winddown Period.

                                   ARTICLE II
                     CLASSIFICATION AND TREATMENT OF CLAIMS

         The classification and treatment of Claims is made for the purpose of voting on the Plan, making distributions thereunder and for administration thereof. For purposes of the Plan, those parties holding Claims against the Debtors are grouped and shall be treated as follows:

                          Class 1 Administrative Claims

                                    CLASS 1A

                         PROFESSIONAL FEES AND EXPENSES

         All Allowed Administrative Expense Claims for fees and expenses owed to any of the Debtors' Professionals shall be paid in full in cash from the

Administrative Expenses Fund on the later of (a) the date that such Claim is Allowed or (b) within (30) thirty days of the Effective Date, unless otherwise agreed to by the Lenders and the Holder of any such allowed Administrative Expense Claim. The Debtors' Professionals shall be required to apply to the Court for approval of the fees, costs, and disbursements in the manner prescribed by the Bankruptcy Code no later than the thirtieth (30) day following Confirmation. The Parties have attached a Budget showing the total Administrative Expense Claims they believe are payable under the Plan to the Debtors' Professionals. The Lenders' Professionals shall not seek or receive compensation under the Plan but will be paid by the Lenders either from proceeds the Lenders receive under the Plan or from their own funds.

         This subclass is Unimpaired, and pursuant to 11 U.S.C. ss. 1126(f) is conclusively presumed to have accepted the Plan. Accordingly, the votes of this subclass will not be solicited.

                                    CLASS 1B
                               U.S. TRUSTEE FEES.

         To the extent not already paid, the Chapter 11 Fees required pursuant to 28 U.S.C. ss. 1930 shall be paid in full from the Administrative Expenses Fund on or before the Effective Date of Confirmation. These fees will continue to be paid quarterly until the case is closed. United States Trustee fees are included on the Budget attached hereto as a part of bankruptcy costs. The Lenders and the Winddown Person shall work with the United States Trustee to provide whatever accounting the United States Trustee may require indicating the cash disbursements for the relevant period the fees are due. This subclass is

Unimpaired, and pursuant to 11 U.S.C. ss. 1126(f) is conclusively presumed to have accepted the Plan. Accordingly, the votes of this subclass will not be solicited.

                                    CLASS 1C
                     POST-PETITION PAYABLES/EMPLOYEE CLAIMS.

         All trade payables and other Administrative Expense Claims (including Post-Petition Employee Claims) which constitute Allowed Claims and are incurred by the Debtors Post-Petition for normal, reasonable and necessary operating expenses (other than Claims under Classes 1A and 1B, or as otherwise provided in the Plan) shall be paid in full on the later of (a) the date such Claim is Allowed, or (b) the thirtieth (30) day following the Effective Date. All Allowed Post-Petition Employee Claims shall be paid at the times set out in the Employee Retention Plan and Executive Contract, first from the ERP Funds, with any remaining amounts satisfied from the Administrative Expenses Fund.

         This subclass is Unimpaired, and pursuant to 11 U.S.C. ss. 1126(f) is conclusively presumed to have accepted the Plan. Accordingly, the votes of this subclass will not be solicited.

                                    CLASS 1D
                                PRIORITY CLAIMS.

         All Priority Claims which constitute Allowed Claims shall be paid in full in cash from the Administrative Expenses Fund on the later of (a) the date that such Claim is Allowed or (b) within (30) thirty days of the Effective Date, unless otherwise agreed to by the Lenders and the Holder of any such Allowed

Administrative Expense Claim. This subclass is Unimpaired, and pursuant to 11 U.S.C. ss. 1126(f) is conclusively presumed to have accepted the Plan. Accordingly, the votes of this subclass will not be solicited.

                        Class 2 Secured Claim Of Lenders

         The Claims of the Lenders have been Allowed, pursuant to the Cash Collateral Order, the terms and conditions of which are incorporated herein by reference. In full and final satisfaction of the Lender's Claims, AmSouth, as agent for the Lenders, shall receive and retain the total of (1) on the Effective Date, all amounts collected through that date through the liquidation of all the Assets, except for those amounts deposited into (a) the Administrative Expenses Fund, which shall be segregated by AmSouth; (b) the Unsecured Distribution paid to the Creditors Trust; (c) the Expense Payment, (d) the Winddown Fund, plus (2) all amounts collected after the Effective Date from the liquidation of all the Assets or collected by the Debtors (except to the extent such amounts are needed to be deposited into a Fund to meet the obligations of the Plan). Monthly, beginning on the last day of the month in which the Effective Date occurs, the Winddown Person shall remit to AmSouth, all amounts collected through that date (less any amounts required to fund the Funds). Except as provided in the Plan, all sums remitted to AmSouth pursuant to this Plan shall be paid to the Lenders and applied to the Lenders' Claims in accordance with the Loan Agreements.

         Further, pursuant to the subordination provisions, the Subordinated Claimants' Claims have been assigned to the Lenders. Accordingly, this Plan will give effect to all such subordination provisions and any recovery which would otherwise go to the Subordinated Claimants shall be received by the Lenders.

         This Class is Impaired, and the votes of this Class will be solicited.

                    Class 3 Claims of Other Secured Creditors

         The Parties do not believe there are any holders of Secured Claims against the Debtors other than the Lenders. To the extent there are such Creditors whose Secured Claims against the Assets are not junior in priority to the Claims of the Lenders, and which Claims have not been otherwise paid or released, then upon the allowance of any such Secured Claim, such Allowed Claim shall be satisfied, at the Lender's election, by the Winddown Person tendering the Collateral for such secured Claim in full satisfaction of such secured Claim, or by paying from the Assets the value of such collateral to any such secured Claimant.

         This Class is Unimpaired, and pursuant to 11 U.S.C. ss. 1126(f) is conclusively presumed to have accepted the Plan. Accordingly, the votes of this Class will not be solicited.

                      Class 4 Unsecured Non-Priority Claims

         This Class consists of all Allowed unsecured non-priority Claims. The total of all unsecured non-priority Claims scheduled (without regard to allowance and subject to objections) is approximately $17.4 million dollars. In full satisfaction of all Allowed Claims in this Class, Allowed Claims in this Class shall receive, pro rata, a distribution from the Creditors Trust, on the Effective Date, in the amount of the Unsecured Distribution, subject to Article XI, paragraphs 3 and 4. Upon distribution of the Unsecured Distribution, no further property shall be payable or distributable to the Claimants in this Class.

         The Claims of Subordinated Claimants fall within this Class. Any recovery on account of the Allowed Claims of the Subordinated Claimants shall be paid to the Lenders and the Subordinated Claimants shall receive nothing on account of their Claims.

         This Class is Impaired, and the votes of this Class will be solicited.

                         Class 5 Claims of Shareholders

         This Class consists of all Holders of ROI Interests. Because Holders of Class 2, 3, and 4 Claims are not being paid in full, this Class shall receive nothing under this Plan. All shares of stock ever issued by the Debtors, along with all other ROI Interests, shall be deemed cancelled and shall have no further claim against any of the Debtors' Assets upon the Effective Date.

         This Class is Impaired, and pursuant to 11 U.S.C. ss. 1126(g), Class 5 Creditors or ROI Interests are deemed to have rejected the Plan, and the votes of this Class will not be solicited.

                                   ARTICLE III
             CONSOLIDATION OF ESTATES, TREATMENT OF DUPLICATE CLAIMS

         1. Substantive Consolidation. On the Effective Date, the Estates, and all assets and liabilities, of RO-S. Florida, Ro-Fort Lauderdale and Ro-Tamarac shall be deemed substantively consolidated with and into the Estate of ROI. All claims by any of the Debtors against another Debtor shall not be entitled to any distribution under this Plan.

         2. Treatment of Duplicate Claims. Upon the Effective Date, any Duplicate Claim shall be treated as a single Claim against the Estate of ROI. To the extent any Holder holds Duplicate Claims that become Allowed Claims, they shall be treated as a single Allowed Claim only against the ROI Estate, and all other Duplicate Claims shall not be Allowed.

                                   ARTICLE IV
          DUTIES, POWERS AND ADMINISTRATION OF THE WINDDOWN PERSON AND
                          WINDDOWN OF DEBTORS' ESTATES

         Between the Confirmation Date and the Effective Date, the Lenders and the Debtors' Boards of Directors shall select the Winddown Person. In order to effectuate the winddown of the Debtors' operations during the Winddown Period, on the Effective Date, the Debtors' Boards of Directors shall be deemed disbanded and relieved of all duties without the need for any vote or other action. Further, as of the Effective Date, RO-Fort Lauderdale, RO-S. Florida, and RO-Tamarac shall be deemed merged into ROI, and ROI shall be the only entity. Pursuant to the Amended Charter and Bylaws, which shall become effective on the Effective Date without any act by the Debtors' Boards of Directors, the Winddown Person shall then become the sole Director and the Chief Executive Officer and President of ROI, which shall issue a single share to AmSouth or, at AmSouth's direction, a subsidiary, affiliate or trust, as agent on behalf of the Lenders, which shall constitute the only existing ownership interest in ROI.

         Pursuant to the Budget, the Winddown Person shall retain or employ only those persons whom the Winddown Person determines, in his discretion and within the constraints of the Budget, are necessary to allow him to perform the duties required under this Plan, including the collection and liquidation of the Assets, and the payment of the collected Assets to the Lenders. On or before September 30, 2002, the Winddown Person and the Lenders shall determine at what point the operations of the Debtors and duties of the Winddown Person shall cease. Once the Termination Date is determined, the Lenders and Winddown Person shall file with the Court a notice (to be served upon the Debtors and their counsel, the United States Trustee's Office, and all parties requesting notices in this case) as to the Termination Date. On the Termination Date, the Winddown Person shall terminate all remaining employees, independent contractors, and/or agents, and turn over all books and records of the Debtors to the Lenders. Any medical records or related documents requiring storage and retention under law shall be stored by the Winddown Person for any period provided by law, by obtaining an appropriate storage facility at reasonable cost, such cost to be paid from the Winddown Fund.

         To the extent permitted by law, on the Termination Date, the Debtors' corporate existences shall cease and the Debtors shall be deemed, under applicable governing corporate law, to have been dissolved and no longer operational or functioning, and the single ownership share issued to AmSouth shall be deemed cancelled. It is the express intention of the Parties that this Plan prohibit the use of the corporate entities comprising the Debtors following the Termination Date, unless the conditions in Article XII, Section 9, are met. On or at a time to coincide with the Termination Date, the Winddown Person shall file a motion to close the Bankruptcy Case. To the extent necessary, the Winddown Person shall file articles of dissolution and take such actions as necessary under applicable state law to effect fully the dissolution of the Debtors. The term of the Winddown Person shall be deemed to be terminated as of the Termination Date, unless otherwise extended by Agreement of the Lenders and Winddown Person. In the event of a vacancy in the position of Winddown Person, the Lenders shall have sole discretion to choose a replacement, and shall have no liability in connection with such choosing.

         The Winddown Person, on behalf of the Debtors, is vested with the maximum authority permitted by law in order to dispose of any remaining

Assets, execute documents, pursue litigation and the Litigation Matters, file and pay taxes and to conduct all other duties assigned to it under this Plan. The Winddown Person shall be compensated from the Winddown Funds in an amount to be agreed upon by the Lenders and the Winddown Person.

                                    ARTICLE V
                         MEANS OF EXECUTION OF THE PLAN

         This is a liquidating plan. Because the Lenders' Allowed Secured Claim exceeds the total amount of any recovery from the sale of all Assets of the Debtors', the Plan shall be funded through the liquidation of the Debtors' Assets, the payment from the Assets, in full, of all Allowed Administrative and Priority Claims, the remittance to Allowed unsecured, non-priority Creditors of the Unsecured Distribution as set forth in this Plan (to which such Creditors would not otherwise be entitled), and the remittance of any balance to the Lenders. Presently, and continuing until the Effective Date, the Debtors shall liquidate all Assets and remit all such collections, in accordance with the Budget, to the Lenders.

         On the Effective Date, the Winddown Person shall deposit from cash on hand, or if cash on hand is insufficient then from the Lenders, the amounts shown on the Budget as necessary to fund the Funds. After the Effective Date, the Winddown Person will continue to sell all the Debtors' Assets, terminate employment agreements, and pay to the Lenders all proceeds of the liquidation of the Debtors' and Estates' Assets in accordance with this Plan. All proceeds of the Assets existing on the Effective Date or from the liquidation of any of the Assets, other than the Funds, shall be remitted to the Lenders, and Lenders shall retain all liens against such Assets until their liquidation and remittance to Lenders, subject to the distribution under the Plan.

         In the event, on the Termination Date, Assets remain in the Debtors' possession over and above the amounts contemplated by the Budget and other payments required pursuant to this Plan, all Assets shall be remitted to the Lenders (or the Lenders' designee) within one (1) business day after the Termination Date. After all distributions required in the Plan are made, if amounts remain in any Funds (except the Expense Fund), such amounts shall be paid to the Lenders.

                                   ARTICLE VI
                    UNEXPIRED LEASES AND EXECUTORY CONTRACTS

         1. Rejection. All unexpired Executory Contracts of the Debtors are hereby rejected pursuant to 11 U.S.C. ss. 365 as of the Effective Date, except those which shall on the Confirmation have been assumed or are the subject of pending motions to assume pursuant to 11 U.S.C. ss.365.

         2. Rejection Damages Bar Date. If the rejection by any Debtor of an unexpired lease or Executory Contract results in a Claim, then such Claim shall be forever barred and shall not be enforceable against any Debtor or the properties of any of them unless a proof of claim is filed with the clerk of the Bankruptcy Court and served upon counsel to the Lenders within thirty (30) days after service of the earlier of (a) notice of the Confirmation Order, or (b) other notice that the Executory Contract or unexpired lease has been rejected.

         3. Possession of Rejected Property. If an Executory Contract pursuant to which the Debtors' leased equipment is rejected, the owner of such equipment shall take physical possession of the equipment within ten Business Days after the Effective Date. Any previously leased equipment of which the owner does not take possession within ten Business Days after the Effective Date may be disposed of by the Winddown Person. The owner of such equipment shall reimburse the Debtors for full cost of such disposal. If any leased equipment is not in possession of the Debtors, the Winddown Person shall cooperate with the owner's efforts to take possession of the equipment, but the Winddown Person shall not be required to turnover possession of the equipment.

                                   ARTICLE VII
                            MODIFICATION OF THE PLAN

         The right is reserved in accordance with the Bankruptcy Code and the Bankruptcy Rules to amend or modify this Plan prior to Confirmation or as soon as practical thereafter. Before or after Confirmation, the Bankruptcy Court may, upon application, remedy any defect or omission or reconcile any inconsistencies in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

                                  ARTICLE VIII
                             WITHDRAWAL OF THIS PLAN

         If, for any reason, the Effective Date does not occur by August 15, 2002, this Plan shall be deemed withdrawn, without prejudice, unless the Debtors and the Lenders file a notice with the Bankruptcy Court further extending that date. If the Plan is withdrawn, the Lenders may petition the Court to dismiss the Bankruptcy Case.

                                   ARTICLE IX
                     RETENTION OF JURISDICTION BY THIS COURT

         The Bankruptcy Court shall retain jurisdiction of this Chapter 11 case pursuant to and for the purposes set forth in 1127(b) of the Bankruptcy Code and to:

         1. Allow, disallow, determine, liquidate, classify, estimate or establish the priority or unsecured status of any Claim, including the resolution of any request for payment of any Administrative Expense Claim and the resolution of any and all objections to the allowance of, or priority of, Claims. Objections to Claims shall be filed on or before 90 days after the entry of the Confirmation Order.

         2. To hear and determine pending motions for the assumption or rejection of Executory Contracts and the allowance of Claims resulting therefrom.

         3. Grant or deny any applications for Allowance of administrative compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan extending beyond the Effective Date.

         4. Ensure the distributions to Holders of Allowed Claims are accomplished pursuant the provisions of the Plan.

         5. Enter such Orders as may be necessary or appropriate to implement or consummate the provision of the Plan and all instruments, releases and other agreements or documents created in connection with the Plan or the Disclosure Statement or the Confirmation Order.

         6. Resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation or enforcement of the Plan or any entity's obligations incurred in connection with the Plan, or the distribution of Funds under the Plan.

         7. Permit the Debtors or Lenders to modify the Plan before or after the Effective Date pursuant to Section 1127 of the Bankruptcy Code, the Confirmation Order, instrument, or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order; or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court Order, the Plan, the Disclosure Statement or the Confirmation Order or any instrument or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan, to the extent authorized by the Bankruptcy Code.

         8. Issue injunctions and enter and implement other Orders to take such other actions as may be necessary or appropriate to restrain interference by any person or entity with the consummation, implementation or enforcement of the Plan.

         9. Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order, the

Creditors Trust or any contract, instrument or other agreement or document created in connection with the Plan or the Disclosure Statement.

         10. To hear and determine all controversies arising in connection with the implementation of the Plan, including any controversies relating to the Winddown Person's obligations in connection with the implementation of the Plan.

         11.      Enter an Order concluding the Bankruptcy Case.

         12. To hear and determine controversies related to Claims the Debtors may have, including matters arising after the Confirmation Date.

         13. To hear and resolve any dispute arising out of any retention, employment or matter concerning representation, services or compensation of any Debtors' Professional or any agent or professional who provided services to the Debtors' during Bankruptcy Cases or prior to the Petition Date.

                                    ARTICLE X
                      EXCULPATION, RELEASES AND INJUNCTIONS

         Neither the Debtors' Agents, the Lenders, nor the Lenders' Agents shall have or incur any liability to any holder of any Claim or ROI Interest for any act or omission in connection with, or arising out of, the Bankruptcy Cases, the confirmation of the Plan, the consummation of the Plan or the administration of the Plan or Assets to be distributed under the Plan except for willful misconduct or gross negligence, unless specifically reserved in this Plan.

         In addition, this Plan shall be deemed to act as a release by the Debtors and Debtors' Agents of any and all Claims that were or could have been asserted against the Lenders or the Lenders' Agents, through the date of Confirmation, whether known or unknown, at the time of Confirmation.

         In addition, the Plan shall also act as a release by the Lenders and the Lenders' Agents of any and all Claims that were or could have been asserted against the Debtors and the Debtors' Agents, whether known or unknown, at the time of Confirmation.

         This Plan acts to enjoin permanently any and all suits or other proceedings which could be brought on account of any Claims that are released by operation of this Article X. Such injunction, along with the releases described in this Article, shall be effective on the Confirmation Date.

         Notwithstanding anything to the contrary, this provision does not limit or restrain any action against any person for violating the terms of the Plan. Further, nothing herein shall be construed to release or discharge Lenders' Liens or Claims against the Assets, and the right of Lenders to payment upon the liquidation or application of those Assets, as set out in this Plan. Nothing contained in this Article shall limit or impair any claim of indemnity against the Debtors by the Debtors' Boards of Directors or any officer of the Debtors.

                                   ARTICLE XI
            CLAIM OBJECTIONS, DISPUTED CLAIMS, AND AVOIDANCE ACTIONS

         1. Allowance of Claims. The Creditors Trustee shall have the exclusive right to object to Claims which are classified in Class 4, except for the Claims of the Subordinated Claimants. Any such objections shall be filed within sixty (60) days after Confirmation. For purposes of administrative convenience, Class

4 Claims for which the pro rata share of the Unsecured Distribution is less than $2,500.00 shall not be subject to objection, and as of the Effective Date shall be deemed Allowed. Further, the Creditors Trustee shall have no duty to object to any Claim except to the extent that the Creditors Trustee, in its reasonable discretion, believes that disallowance of the Claim will substantially affect distributions, and will preserve for the Creditors Trust an amount which is significantly greater than the costs to be incurred in connection with the objection.

         The Lenders and/or their agent shall have the exclusive right to object to all other Claims, except those in Class 4. Any such objections shall be filed within ninety (90) days after Confirmation, except for objections to claims paid in the ordinary course of business during the case pursuant to 11 U.S.C. ss. 363(c)(1), for which objections (or other actions) must be taken within any applicable state law statutes of limitation.

         The Creditors Trustee or the Lenders may file an omnibus objection to all Claims as to which they have the right to object, and Claimants shall have thirty (30) days from the service of such objection (or omnibus objection) to respond. If a response is filed, the Court shall fix a hearing date on such Claims objection. If no response is filed within thirty days after the service of such objection, then such objection shall be deemed upheld and such Claim shall be Disallowed and treated in the manner provided for in the objection or omnibus objection.

         2. Setoffs and Defenses. Subject to the limitations provided in 11 U.S.C. ss.553, the Lenders and Creditors Trustee, as applicable, shall be allowed, but not required, to assert any right of setoff against any Claim which the Debtors may have in connection with the allowance of any such Claim, including without limitation the payments or other distributions to be made pursuant to this Plan in respect to such Claim. Unless otherwise provided herein, neither the failure to do so nor the disallowance of any Claim hereunder shall constitute a waiver or release of any claim that the Debtors may have against such Claimant. Further, and unless otherwise provided herein, Lenders and Creditors Trustee, as applicable, shall be allowed, but not required, to assert any rights and defenses, both legal and equitable, of the Debtors with respect to any Claims, which are hereby retained and preserved.

         3. Disputed Claims Reserves. The following Disputed Claims Reserves shall be established: (1) A Disputed Claims Reserve established and maintained by the Creditors Trustee for the treatment of Disputed Claims in Class 4, (2) A Disputed Claims Reserve established and maintained by the Lenders for the treatment of all Disputed Administrative Claims and Disputed Priority Claims (with amounts from the Administrative Expenses Fund); and (3) A Disputed Claims Reserve established and maintained by the Winddown Person for the Debtors for any Disputed Secured Claims or any Disputed expenses associated with the Debtors' operations during the Winddown Period (to the extent any latter such dispute is brought to the attention of the Winddown Person). The Creditors Trustee, Lenders and the Winddown

Person, as appropriate, shall deposit into a Disputed Claims Reserve an amount equal to the Pro Rata Share of the distribution allocable to such Disputed Claims, as if such Claims were Allowed Claims, from Funds otherwise payable to the respective Funds. The respective Disputed Claims Reserve shall be held in trust by the Creditors Trustee, Lenders and the Winddown Person, for the benefit of the Holders of Allowed Claims whose Distributions are unclaimed and the Holders of Disputed Claims pending a determination of their entitlement thereto under the terms of the Plan.

         4. Distributions to Holders of Disputed Claims. At the time a Disputed Claim becomes an Allowed Claim, any Distributions reserved for such Allowed Claim shall be released from the Disputed Claims Reserve and be delivered to such Holder of such Allowed Claim in an amount proportionate to the Allowed Amount of any such Claim. In the event that such Disputed Claim is Disallowed in its entirety, the Distributions provided for any Claims in the Disputed Claims Reserve shall be returned to the Creditors Trust.

         5. Delivery of Distributions and Notices. Except as otherwise provided in the Plan and except as may otherwise be agreed to by the Holder of a particular Claim and the Creditors Trustee (as to Claims to be paid from the Creditors Trust) or the Lenders (as to all other Claims), any property or notice to which such Claimant shall become entitled under the provisions of this Plan, shall be delivered to such Claimant by regular mail, postage prepaid, in an envelope addressed to such Claimant at the address of each such Holder as set forth on the proofs of claim filed by such Holders, or at the last known address of such Holder if no proof of claim is filed or if the Debtor has been notified in writing of a change of address. If any Holder's distribution or notice is returned as undeliverable, no further distributions to such Holder will be made unless and until the Creditors Trustee, or the Lenders, as appropriate, are notified in writing of such Holder's then current address.

         6. Unclaimed Distributions and Uncashed Checks. In the event (1) distributions determined distributable on any Allowed Claim of a Creditor are returned as undeliverable and one year passes without such Creditor making known to the Creditors Trustee or the Lenders, as appropriate, a corrected mailing address (an "unclaimed distribution"); or (2) Assets are located after the Termination Date, then, in such event, all such unclaimed distributions shall be payable to Lenders, and all such Assets shall be liquidated by the Lenders and applied to the outstanding Claim of the Lenders. The Claim of any Holder with respect to the treatment of any unclaimed distribution hereunder will be discharged and forever barred. Checks issued as distributions to Claims, other than Claims of the Lenders or Subordinated Claimants, will be null and void if not negotiated within six (6) months after the date of issuance thereof.

         7. De Minimus Distributions. Any Claims entitled to a distribution of less than $10.00 will not be paid.

         8. Avoidance Actions. The Debtors' management, after review of their books and records has reported to the Lenders that with the exception of some Avoidance Actions asserted during the course of this Bankruptcy Case, that to the best of their knowledge there are no Avoidance Actions (maintained pursuant to state or federal law) which should be pursued, unless specifically identified on the attached Exhibit C. The Debtors' management have examined their books and records and considered the likely success of pursing Avoidance Actions and have determined that the likely cost of pursuing such Avoidance Actions (other than those already pursued and settled, or reserved for litigation on the attached Exhibit C) outweigh any potential recovery. As such, all such Avoidance Claims, except for those already recovered upon, settled or reserved on Exhibit C, shall be released on the Effective Date.

         9. Other Claims of the Debtors. Notwithstanding the previous paragraph, the Debtors continue to liquidate their Assets and provide certain limited services. To the extent any amount owed to the Debtors for goods, services or as accounts are unpaid on the Confirmation Date, then such Claims shall survive the Confirmation, this Plan shall not act to release or adjudicate any such Claims, and such Claims shall be fully collectible by the Debtors, the Lenders and/or the Winddown Person.

                                   ARTICLE XII
                            MISCELLANEOUS PROVISIONS

         1. Pre-Confirmation Amendment. The Parties may modify the Plan at any time prior to the entry of the Confirmation Order as provided under Section 1127(a) of the Bankruptcy Code, provided that the Plan, as modified, and the Disclosure Statement meet applicable Bankruptcy Code requirements.

         2. Post-Confirmation/Pre-Consummation Amendment Requiring Resolicitation. After the Confirmation Date, the Lenders may modify the Plan as provided in Section 1127(b) of the Bankruptcy Code.

         3. Reservation of Cramdown Right/Withdrawal of the Plan. To the extent that any Class which is impaired rejects the Plan or is deemed to have rejected the Plan, the Parties may request confirmation of the Plan, as it may be modified from time to time, under 11 U.S.C. ss. 1129(b). The Parties reserve the right to alter, amend, modify, revoke, or withdraw the Plan or any exhibit or schedule hereto at any time before the Effective Date. In addition, if the Plan is not confirmed on or before July 15, 2002, the Plan shall be deemed withdrawn, unless the Lenders give written notice of their intent to extend such deadline.

         4. Confirmation Order and Plan Control. To the extent the Confirmation Order and/or the Plan is inconsistent with the Disclosure Statement, any other agreement entered into between or among the Lenders and any party, this Plan controls the Disclosure Statement and any such agreements, and the Confirmation Order (and any other orders of the Bankruptcy Court) controls the Plan.

         5. Administrative Claims Bar Date. Any Creditor or party in interest alleging it is entitled to payment of an Administrative Expense Claim, which is not an Allowed Claim, or which has not already been incurred and paid in the ordinary course of business during the case pursuant to 11 U.S.C. ss. 363(c)(1) without objection, shall file a motion seeking the allowance and payment of such Administrative Expense Claim within thirty (30) days after the entry of the Confirmation Order. Any party failing to file such motion seeking the allowance and payment of such Administrative Expense Claim shall be forever barred from asserting its right to any recovery under the Plan or from the Assets, the

Debtors, the Debtors' Agents, the Lenders, or Lenders' Agents, and such claim shall be discharged.

         6. Post-Confirmation Matters. The Debtors shall be required to continue filing operating reports and to pay any appropriate quarterly fees until a Final Order closing the Bankruptcy Case is entered. The following requirements will need to have been satisfied before the Debtors can file an application for a final decree pursuant to Fed. R. Bank. P. 3022:

         a.       The Confirmation Order has become final.

         b.       Deposits required by the Plan have been distributed.

         c. Payments under the Plan have commenced (but prior to making all payments allowed under the Plan).

         d. There are no pending motions, contested matters or adversary proceedings.

         e.       All U.S. Trustee's quarterly fees have been paid.

         f.       The U.S. Trustee has consented to such final decree.

         7. Automatic Stay/Post Confirmation Injunction. The stay under 11 U.S.C. ss.362 shall be lifted upon the Effective Date. However, this Plan shall act as a temporary injunction against the filing of any lawsuits against the Debtors or the Lenders through the Termination Date by any Creditor, ROI Interest holder, or party-in-interest in this Bankruptcy Case, other than the assertion of any claims or defenses that may be raised in connection with any Claims allowance procedure. From the date of entry of the Confirmation Order through the Termination Date, this Plan shall act to toll any statute of limitation against any Claim that is enjoined by operation of this paragraph.

         8. Title to Property. Title to all Assets of the Debtors shall vest in the Debtors on the Effective Date, and shall be subject to liquidation and distribution as provided for in this Plan. As of the Effective Date, all property of the Debtors' shall be free and clear of all Claims and Interests, except as specifically provided in the Plan or the Confirmation Order. Upon the Termination Date, title to all Assets of the Debtors not previously administered shall be deemed transferred to AmSouth, as agent for the Lenders.

         9. Injunction against use of Corporate Entities Following Termination Date. Following the Termination Date, this Plan shall act as a permanent injunction against the use or resurrection of any corporation which is a Debtor in this Bankruptcy Case, except to the extent necessary to reopen the Bankruptcy Cases to finally administer an Asset. This injunction shall remain in effect forever, unless all Allowed Claims in Classes 2, 3 and 4 are paid in full, in cash (plus interest which may accrue pursuant to the applicable documents establishing such Allowed Claims), and the ROI Interests whose shares are cancelled under this Plan have their shares reissued and redistributed in the same amount, and of the same priority, as existed on the Petition Date. Only this Court may be allowed to lift the permanent injunction of this Plan as to the use or resurrection of the Debtors' corporate existence.

         10. Entire Agreement. This Plan, as described herein and the Disclosure Statement and the Exhibits hereto and thereto, sets forth the entire agreement and understanding among the Debtors, Lenders and all Creditors relating to the subject matter hereof and supersedes all prior discussions and documents. No party shall be bound by any terms, conditions, definitions, warranties, understandings or representations with respect to the subject matter hereof, other than is expressly provided for herein or as may hereafter be agreed to by the Lenders and the Debtors in a writing signed by the Lenders.

         11. Preservation of Claims. Except as expressly released herein, the Debtors' causes of action and claims which make up the Litigation Matters are hereby retained and preserved, and shall vest in the Debtors. The Winddown Person, on behalf of the Debtors, may pursue, settle, or transfer such retained Litigation Matters, as appropriate.

         12. Claims of Lenders Under Section 507(b) of the Bankruptcy Code. To the extent the Avoidance Claims are not used by the Debtors, in the ordinary course of business, to pay operating expenses as provided herein, such funds constituting the Avoidance Claims shall be deemed subject to the Secured Claim by virtue of 11 U.S.C. ss.507(b).

         13. Exemption From Certain Transfer Taxes. Pursuant to Section 1146(c) of the Bankruptcy Code, any transfers from a Debtor to a Debtor or any other Person or entity pursuant to the Plan in the United States shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment, and the Plan hereby directs all appropriate state or local government officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without payment of any such tax or governmental assessment.

         14. Continuation of Anti-Discrimination Provisions of Bankruptcy Code A governmental unit may not deny, revoke, suspend, or refuse to renew a license, permit, charter, franchise, or other similar grant to, condition such a grant to, or discriminate with respect to such a grant against, the Debtors or another Person with whom the Debtor has been or is associated or affiliated, solely because of the commencement, continuation, or termination of the case or because of any provision of the Plan or the legal effect of the Plan, and the Plan will constitute an express injunction against any such discriminatory treatment by a governmental unit.

         15. Effectuating Documents and Necessary Authorizations. Following Confirmation, Lenders will seek such orders, judgments, injunctions, regulatory approvals, and rulings that may be required to carry out and further the intentions and purposes, and give full effect to the provisions, of the Plan.

         16. Legally Binding Effect. The provisions of this Plan shall bind all Creditors and ROI Interest Holders, whether or not they accept this Plan. On and after the Effective Date, all Holders of Claims shall be precluded and enjoined from asserting any Claim against the Assets based on any transaction or other activity of any kind that occurred prior to the Confirmation Date except as permitted under the Plan.

         17. Governing Law. Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), the laws of the State of Tennessee shall govern the construction and implementation of the Plan and any agreements, documents, or instruments executed in connection with the Plan, without giving effect to the principles of conflicts of law thereof.

         18. Time. In computing any period of time prescribed or allowed by this Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

         RESPECTFULLY SUBMITTED this      day of April, 2002.
                                     ----

                            HARRIS, SHELTON, DUNLAP, COBB & RYDER, PLLC

                            By:
                               --------------------------------------------
                                 Steven N. Douglass (Bar No. 9770)
                                 Jonathan E. Scharff (Bar No. 16890)
                                 One Commerce Square, Suite 2700
                                 Memphis, Tennessee  38103-2555
                                        (901) 525-1455

                            Co-Counsel to the Debtors and Debtors in Possession


                            By:
                               --------------------------------------------
                                 John C. Tishler (Bar. No. 13441)
                                 Robert A. Guy (Bar No. 16715)
                                 WALLER LANSDEN DORTCH & DAVIS
                                 A Professional Limited Liability Corporation
                                 511 Union Street, Suite 2100
                                 Nashville, TN 37219

                            Phone: (615) 244-6380
                            Fax: (615) 244-6804

                            Attorneys for AmSouth Bank, as Agent

                                    EXHIBIT A

                                    EXHIBIT B

                                    EXHIBIT C

                               Litigation Matters

         All pending claims and other litigation, and all unasserted claims, including the following, shall be preserved for action after Confirmation pursuant to the Plan, including the pursuit of such Claims to judgment or settlement, including, but not limited to the following matters:

         1. Response Oncology, Inc. vs. Stephen Krathan, American Arbitration Association No. 321930026900JB, to be arbitrated in Coral Gables, Florida. Claims include breach of contract claims against Dr. Krathan by the Debtors for breaching the service agreement between the parties, and breaching a promissory note between the parties. The charge also includes a request for an accounting, foreclosure on the Debtors' security interest, and the appointment of a receiver. The Debtors estimate that the Claims exceed $850,000, although a settlement is in discussions.

         2. Claims of the Debtors against Bristol-Myers Squibb Co. ("BMS"). No lawsuit has been filed, but the Debtors believe they have claims against BMS pursuant to federal antitrust statutes related to BMS filing false patent extensions on the drug Taxol, thus prohibiting the availability of a generic drug. The claim arises for the period September 1999 through October 2001. The Claims are for more than $7.2 million.

         3. Claims of the Debtors against OTN. The Debtors have certain pre- and post-petition claims against Oncology Therapeutics Network ("OTN"), a wholly owned subsidiary of BMS. No lawsuit has been filed, and the Debtors are discussing settlement with OTN. Thus, the claims described herein may be resolved prior to confirmation. The claims against OTN include claims for rebates, contract pricing whereby Debtors may have been overbilled. The Debtors also have certain reconciliation disputes related to direct debits and credits against post-petition items. The Claims are for more than $1 million.

         4. Claims of the Debtors against Oncology Hematology Associates of West Broward, P.A. ("OHAWB"). The Debtors have certain post-petition Claims against OHAWB for goods sold to OHAWB. The amount owing to the Debtors by R&K was approximately $1.2 million as of June 4, 2002. The Debtors reserve their rights to pursue OHAWB for payment in full for these goods.

         5. Claims of the Debtors against McDonough. The Debtors have certain pre-petition Claims against Patrick McDonough in the approximate amount of $50,000, plus interest and legal fees. The Claim relates to a certain loan that was made to McDonough pursuant to his employment agreement with the Debtor. The payment obligation of McDonough is secured by a lien in favor of the Debtors against McDonough's residence at 7469 Meadow Rise

Cove, Memphis, TN 38119 (the "Mortgaged Property"). The Debtors reserve all rights to proceed against McConough or the Mortgaged Property.

         Notwithstanding the values placed upon the Claims in this attachment, given the uncertainties of litigation and the potential or known defenses against the Claims, the exact amount that recoverable on any of the Claims is unknown. The values shown are the amounts the Debtors or Lenders believe are owing, without regard for any defenses, setoffs or benefit of a Court order.